July 8, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         John Reynolds

Re:                                                                             McEwen Mining Inc. (the “Company”)

Registration Statement on Form S-3

Filed June 3, 2015; Amended June 26, 2015

File No. 333-204688

Dear Mr. Reynolds:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on July 10, 2015, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MCEWEN MINING INC.

/s/ PERRY Y. ING

Perry Y. Ing
Vice President & Chief Financial Officer

cc:                                Mr. Robert McEwen, Chief Executive Officer — McEwen Mining Inc.

Mr. George Hagerty, Partner — Hogan Lovells US LLP